

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 25, 2010

Mr. Randy C. Martin
Executive Vice President and Chief Financial Officer
Spartech Corporation
120 S. Central Avenue, Suite 1700
Clayton, MI 63105

Re: **Spartech Corporation**
Form 10-K for the year ended October 31, 2009
Definitive Proxy Statement on Schedule 14A filed January 19, 2010
File No. 1-5911

Dear Mr. Martin:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2009

Item 1. Business, page 2

1. In future filings, please discuss your practices and those of your industry relating to working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

Item 1A. Risk Factors, page 5

2. Please refer only to known material risks and, in future filings, remove the sentences "Other factors may exist that the Company does not consider significant based on information that is currently available. Additional risks may exist that the Company is not currently able to anticipate."

Competition, page 4

3. In future filings, please expand your discussion of the competitive conditions in your industry, including, where material, an estimate of the number of your competitors and your competitive position, if known or reasonably available to you. See Item 101(c)(x) of Regulation S-K.

Item 2. Properties, page 6

4. In future filings, please provide more specificity with regards to the disclosure required by Item 102 of Regulation S-K, such as the specific location and general character of your materially important physical properties, the segments that use the properties, and how each property not owned in fee is held.

Item 3. Legal Proceedings, page 7

5. We note your disclosure under the risk factor heading that "The Company is part of an environmental investigation…." In future filings, please address the following:
    *   Name your subsidiary that has agreed to participate in funding the USEPA environmental study.
    *   Describe the relief sought and the factual bases alleged to underlie the third party complaint filed by Tierra Solutions, Inc.
    *   Clarify whether your subsidiary owes further obligations to the United States Protection Agency, the New Jersey Department of Environmental Protection, or other entities or persons in connection with the Lower Possaic River contamination. If so, describe these obligations.

Item 6. Selected Financial Data, page 8

6. You have presented cash provided by operating activities and capital expenditures. While these presentations are useful, they should be considered in the framework of overall cash flows, which reflect your decisions about the use of cash and the sources and uses of capital. A presentation which shows only cash flows from operations and certain expenditures could indicate that the use of the remaining cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See Section 202.03 of the SEC's Codification of Financial Reporting Policies for guidance.

Liquidity and Capital Resources

Cash Flow, page 16

7. We note your analysis of cash provided by operating activities. In future periodic filings, please revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, specifically working capital items. Refer to Item 303(a) of Regulation S-K and to SEC Release 33-8350.

8. We also note that a significant portion of your cash relates to unremitted earnings in Canada. In future filings please further explain whether these unremitted earnings may have a significant impact on the Company's liquidity and ability to meet cash flow needs. Please also address the likelihood of permanent distribution.

Financing Arrangements, page 17

9. We note your disclosure on page 38 that various debt agreements to which you are a party include certain financial covenants and other restrictions. We also note that you were in compliance with all of your covenants. If in the future it becomes reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. Also discuss compliance with any other particular restrictions. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

10. Provide a brief description of how you determine your excess cash flows and extraordinary receipts and the ratable percentage owed to senior note and term loan holders.

Critical Accounting Policies and Estimates

Goodwill, page 18

11. We note that you have recorded significant goodwill impairments in fiscal year 2008, and your sales, profitability and cash flows continue to be exposed to significant volatility. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each of these reporting units in future filings:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Notes to Consolidated Financial Statements

8) Stock-Based Compensation, page 34

Restricted Stock and Performance Shares, page 36

12. We note your disclosure that the fair value of your performance shares was "determined by a third-party valuation specialist using a Monte Carlo simulation model…." Because you are incorporating your Form 10-K by reference into your Forms S-3 and S-8, please name this valuation expert and file with either your Form 10-K or with each of the Forms S-3 and S-8 registration statements the valuation expert's written consent to the use of its name. Alternatively, you may delete the reference to the third-party valuation expert.

11) Income Taxes, page 40

13. We note your disclosure that the Company had available $23,611 in net operating losses and gross deferred tax assets which related to the France operation and that you determined that a valuation allowance of $22,741 was required for those assets which can not be carried back or utilized. Please reconcile these amounts to the table above this disclosure which shows the principal components of the deferred tax asset and liabilities.

Commitments and Contingencies, page 43

14. Please disclose in future filings and provide us with the following information concerning the contamination in the Lower Passaic River:
   - Describe the nature (history, type, scope) of the contamination
   - Identify the former owner of your Kearny, New Jersey facility. Please be specific, in other words the corporate name and identification of the facility(s).
   - Disclose the date of acquisition and the accounting for the potential liability at the time of purchase
   - Describe how the prior owner has been linked to the contamination resulting in your becoming a responsible party. In other words what activity linked them to the contamination
   - Describe in better detail the nature, amount and terms of environmental liabilities you assumed from the former owner
   - Tell us whether you have *any* indications at this time about your proportionate share of eventual clean-up
   - Tell us whether you have *any* indications concerning the range of the eventual remediation and restoration costs of the Lower Passaic River.

   In the future, please provide more details as they evolve regarding your knowledge of the contamination, the expected method of remediation, your potential involvement and the reasonably expected range of loss, if any, related to the probable remediation.

Item 15. Exhibits, Financial Statement Schedules, page 52

15. In future filings, please file or incorporate by reference the following exhibits or explain to us why these items are not required to be filed.

- Any material plan of disposition and liquidation discussed in your annual report on Form 10-K. See Items 601(a)(4) and (b)(2) of Regulation S-K. In this regard, we note from page two that during 2009, you sold your wheels and profiles business and liquidated three other businesses.
- Your severance and noncompetition agreements with your named executive officers discussed on page 31 of your definitive proxy statement, incorporated by reference into Part III of your Form 10-K.
- The First and Second Amendments to the Fourth Amended and Restated Credit Agreement.
- The Second Amendment to the Term Loan Agreement between you and Calyon New York Branch.

Definitive Proxy Statement on Schedule 14A

Certain Business Relationships and Transactions, page 6

16. In describing your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, we note the standards to be applied in the case of a director. In future filings, please disclose the standards to be applied pursuant to such policies and procedures as applied to all related persons. See Item 404(b)(1)(ii) of Regulation S-K.

Compensation of Directors, page 7

17. In future filings, please explain why your corporate governance committee determined to pay your chairman substantially more and in a form different than that paid to your other directors. Please refer to Item 402(k)(3) of Regulation S-K.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

Short-Term Compensation Elements, page 12

Base Salary, page 12

18. We note that your compensation committee considers individual performance, among other factors, when determining base salary amounts. In future filings, please discuss the elements of individual performance that are considered when determining base salaries. See Item 402(b)(2)(vii) of Regulation S-K.

Performance-Based Bonus, page 13

19. We note your disclosure that individual performance goals were weighted 35% in your compensation committee's determination of performance-based bonuses and that the actual "individual performance multiplier for Mr. Odaniell and the other NEOs paid out in a range of .57 to 1.55." In future filings, please identify the individual objectives applicable to each named executive officer, discuss how each named executive officer's actual performance compared to his or her respective goals, and explain how this performance comparison translated into the multipliers that were used calculate each named executive officer's performance-based bonus. See Items 402(b)(1)(v) and (2)(vii) as well as Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Compensation Elements, page 14

Performance Shares, page 15

20. We note that you award performance shares based on company performance over a three-year period. We also note from exhibit 10.13 to your Form 10-K that you recently completed a similar three-year performance share plan based on company performance from 2007 to 2009. With a view toward disclosure in future filings, please identify the performance criteria included your recently completed three-year performance period, discuss how actual performance over this period compared to the criteria in the performance share plan, and explain how actual performance translated into the share payouts ultimately made under the plan.

Change in Control, page 33

21. Your disclosure in the last paragraph on page 34 that Mr. Odaniell would receive an additional six months salary as severance in the event of his termination without cause appears inconsistent with your disclosure in footnote (1) to the Estimates Amounts Payable Tables on page 36 that he would receive twelve months salary in this event. Please reconcile your disclosure in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Hagen Ganem, Attorney, at (202) 551-3330, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant